2004 Annual Report

New Peoples Bank Shares, Inc.



New Beginnings

New Additions

New Horizons

Board Of Directors


Fred W. Meade
Chairman
Owner,
Big M Stores, Inc


Bill Ed Sample
Vice Chairman & Secretary
Self-employed,
Farmer


Tim W. Ball
Self-employed,
Farmer


Joe M. Carter
General Manager,
Daugherty Chevrolet


John D. Cox
Vice President,
Cox Tractor, Inc.


Charles H. Gent, Jr.
Self-employed,
Logger


Harold Lynn Kee
Owner,
Keene Carpet, Inc. &
Harold Keene Coal Co.,


A. Frank Kilgore
Attorney,
Frank Kilgore, P. C.


John D. Maxfield
Private Investor


Michael G. McGlothlin
Attorney,
Michael G. McGlothlin
Attorney-At-Law


E.Vigil Sampson, Jr.
Owner,
Scott Jewelers


Stephen H. Starnes
President,
Stephen H. Starnes &
Associates, Inc.


Paul R. Vencill, Jr.
Owner,
Lebanon Equipment
Company


B. Scott White
Self-employed,
Farmer

Senior Management


Kenneth D. Hart
President &
Chief Executive Officer


Frank Sexton, Jr.
Executive Vice President &
Chief Operating Officer


C. Todd Asbury
Senior Vice President &
Chief Financial Officer


Gary Lawson
Senior Vice President &
Regional Manager


Jonathan Mullins
Senior Vice President,
Chief Lending Officer &
Regional Manager


Sandy Slaughter
Senior Vice President &
Regional Manager

Mission Statement

The mission of New Peoples Bankshares is to provide high quality, state of the art, golden rule bankin services to our communities while giving a reasonable return to our stockholders and providing a challengin and rewarding work environment for our family of employees.

We believe we have to serve our customers and exceed their expectations.

We believe in being honest in all our dealings, both with customers, and with our employees.

We are committed to remain a locally owned and operated financial institution.

Message to Our Shareholders

On behalf of the Board of Directors I am pleased to present to you the 2004 Annual Report of New Peoples Bankshares, Inc. In October, we celebrated the completion of 6 full years of operations. As we look back with pride on our accomplishments, we look forward with great optimism as we continue to expand your company in an efficient and profitable manner.

A strong bank is based on strong relationships. As a result, we continue to see excellent growth and sound asset quality.

The year 2004 brought another excellent year of growth and record earnings. Total assets increased $95.2 million over 2003, or 27.81%, to $437.8 million. Total loans grew to $383.6 million, an increase of $88.1 million, or 29.83% over 2003. Total deposits grew $79.9 million, or 25.92%, to $388.1 million. Net income increased to $3.3 million, an increase of $444 thousand, or 15.78% over 2003. This represents earnings per share for 2004 of $.47 as compared to $.41 per share for 2003.

2004 Highlights

- 6 Year Anniversary
- Assets $437.8 million
- Loans $383.6 million
- Deposits $388.1 million
- Net Income $3.3 million
- 3 new offices
- New Operations Center in Honaker

Asset quality remains very strong. Net charge offs during 2004 totaled $332 thousand. The ratio of net charge offs to average loans was .10%. In addition, the ratio of non-performing loans to total loans was .23% of total loans at the end of 2004. Delinquencies continue to remain low. Even though we have strong asset quality, we have continued to increase the allowance for loan losses by making an additional provision of $990 thousand during 2004. The allowance for loan losses was $3.1 million at December 31, 2004 as compared to $2.4 million in 2003. We believe this is adequate given the quality of our loan portfolio, but prudent as we continue to grow.

6 years of Quality Service built on Strong Relationships.

We continued expanding during 2004, which gives us a stronger presence in Southwest Virginia, southern West Virginia and eastern Tennessee. During 2004, we opened new offices in Richlands, Virginia and Abingdon, Virginia. We also opened the second office in Bristol, Virginia. In 2005, we anticipate opening new offices in Bluefield, Virginia, Esserville, Virginia, Cleveland, Virginia and Piney Flats, Tennessee. We are widely recognized and conveniently located in 19 communities of the tri-state areas. We will continue expanding as opportunities arise that fit into our strategic plan.

In December 2004 we moved into our new state-of-the-art operations center in Honaker, Virginia. This houses our deposit operations and administrative offices. We have also made renovations to our Honaker office for our loan operations, internal auditors and loan review staff. We are continuing to build the necessary infrastructure to accommodate future growth of your company.

We are convinced the best is yet to come. With strong relationships, strong asset quality, innovative technology, proper infrastructure, and a great team of employees and directors, your company is moving in the right direction. We truly are building tomorrow…today. With great appreciation, the Board of Directors, the officers and employees of New Peoples say "thank you."

*Building tomorrow . . .
TODAY*

Sincerely,

Kenneth D. Hart
President and CEO

Financial Highlights - 5 Year Trend

(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
	For the Years Ended December 31,				
Income Statement Data					
Gross interest income	$24,265	$ 19,956	$ 17,040	$ 15,267	$ 11,228
Gross interest expense	6,471	6,332	6,375	7,950	6,325
Net interest income	17,794	13,624	10,665	7,317	4,903
Provision for possible loan losses	990	364	603	571	513
Net interest income after provision for loan losses	16,804	13,260	10,062	6,746	4,390
Non-interest income	2,558	1,802	1,412	753	444
Non-interest expense	14,422	10,801	8,218	5,934	3,683
Income (loss) before income taxes	4,940	4,261	3,256	1,565	1,151
Income tax expense (benefit)	1,682	1,447	1,078	556	389
Net income (loss)	3,258	2,814	2,178	1,009	762
Per Share Data and Shares Outstanding [(1)]					
Net income, basic	0.47	0.41	0.36	0.17	0.14
Net income, diluted	0.46	0.41	0.35	0.17	0.14
Cash dividends	-	-	-	-	-
Book value at end of period	5.22	4.75	4.04	3.15	2.98
Tangible book value at period end	5.22	4.75	4.04	3.15	2.98
Weighted average shares outstanding, basic [(1)]	6,907	6,876	6,105	6,000	5,400
Weighted average shares outstanding, diluted [(1)]	7,032	6,937	6,168	6,000	5,400
Shares outstanding at period end [(1)]	6,910	6,903	6,008	6,000	6,000
Shares subscribed at period end	-	-	541	-	-
Period-End Balance Sheet Data					
Total assets	437,751	342,508	291,398	214,253	157,390
Total loans	383,567	295,438	222,394	179,216	131,086
Total allowance for loan losses	(3,090)	(2,432)	(2,224)	(1,793)	(1,311)
Total deposits	388,120	308,221	263,805	194,011	138,447
Shareholders' equity	36,098	32,805	26,481	18,891	17,882
Performance Ratios					
Return on average assets	0.83%	0.86%	0.89%	0.54%	0.58%
Return on average shareholders' equity	9.58%	9.46%	10.80%	5.48%	5.26%
Average shareholders' equity to average assets	8.64%	9.09%	8.22%	9.91%	11.10%
Net interest margin [(2)]	5.00%	4.58%	4.87%	4.31%	3.99%
Asset Quality Ratios					
Net charge-offs to average loans	0.10%	0.06%	0.09%	0.06%	0.06%
Allowance to period-end gross loans	0.81%	0.82%	1.00%	1.00%	1.00%
Nonperforming assets to gross loans	0.23%	0.19%	0.34%	0.04%	0.07%
Capital and Liquidity Ratios					
Risk-based:					
Tier 1 capital	12.88%	12.20%	11.05%	10.99%	15.24%
Total capital	13.72%	13.10%	12.11%	12.03%	16.36%
Leverage capital ratio	10.64%	9.29%	9.51%	9.19%	11.73%
Total equity to total assets	8.25%	9.58%	9.09%	8.82%	11.36%

(1) We have adjusted all share amounts and per share data to reflect a two-for-one stock split of our common stock in January 2002.

(2) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents our net yield on our earning assets.

Management's Discussion and Analysis Of Financial Condition and Results of Operation

Caution About Forward Looking Statements

We make forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including the following: the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future; maintaining capital levels adequate to support our growth; maintaining cost controls and asset qualities as we open or acquire new branches; reliance on our management team, including our ability to attract and retain key personnel; the successful management of interest rate risk; changes in general economic and business conditions in our market area; changes in interest rates and interest rate policies; risks inherent in making loans such as repayment risks and fluctuating collateral values; competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources; demand, development and acceptance of new products and services; problems with technology utilized by us; changing trends in customer profiles and behavior; and changes in banking and other laws and regulations applicable to us.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

General

The following commentary discusses major components of our business and presents an overview of our consolidated financial position at December 31, 2004 and 2003 as well as results of operations for the years ended December 31, 2004, 2003 and 2002. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this Form 10-K.

We are not aware of any current recommendations by any regulatory authorities that, if they were implemented, would have a material effect on our liquidity, capital resources or results of operations.

New Peoples generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Bank's cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on nonaccrual loans and the amount of additions to the allowance for loan losses. The Bank also generates noninterest income from service charges on deposit accounts and commissions on insurance products sold.

Overview

During 2004, we continued to have excellent growth. At December 31, 2004, total assets were $437.8 million, an increase of $95.2 million, or 27.81%, over 2003. Total deposits grew $79.9 million, or 25.92%, to $388.1 million, and total loans were $383.6 million, an increase of $88.1 million, or 29.83%. Total capital was $36.1 million at the end of 2004 as compared to total capital of $32.8 million at the end of 2003. During 2004, we issued $11.3 million in trust preferred securities to support future growth needs.

Our net income for the year ended December 31, 2004 was $3.3 million, as compared to net income of $2.8 million, an increase of $444 thousand, or 15.78% over the previous year. Net income per share was $.47 for the year ended December 31, 2004, as compared to $.41 and $.36 for 2003 and 2002, respectively. This increase is due to the increased production at the branches and to a higher net interest margin. The provision for loan losses increased to $990 thousand from $364 thousand as was deemed appropriate by the evaluation of the quality of the loan portfolio by management. The return on average assets was .83%, .86% and .89% for the periods ending December 31, 2004, 2003 and 2002, respectively. The return on average equity was 9.58%, 9.46% and 10.80% for the same periods ending December 31, 2004, 2003 and 2002, respectively.

Asset quality remains strong as evidenced by non-performing loans being $888 thousand, or .23% of total loans during 2004. Net charge offs during 2004 totaled $332 thousand. The ratio of net charge offs to average loans was .10%. The allowance for loan losses was $3.1 million at December 31, 2004 as compared to $2.4 million in 2003.

During 2004, New Peoples continued expanding its branch network by adding offices in Abingdon, Bristol and Richlands, Virginia. We anticipate that each new office will contribute to the growth of New Peoples. The Bank currently has 20 locations throughout southwestern Virginia, southern West Virginia, and eastern Tennessee. We also opened our new operations center in Honaker, Virginia which houses our administrative offices and bank operations.

We continually strive to meet the financial service needs of our customers. Our focus remains on being a community bank that serves the financial needs of our customers throughout southwestern Virginia, southern West Virginia, and eastern Tennessee.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements. Our most critical accounting policy relates to our provision for loan losses, which reflects the estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional provisions could be required. For further discussion of the estimates used in determining the allowance for loan losses, we refer you to the section on "Provision for Loan Losses" in this discussion.

Net Interest Income and Net Interest Margin

Our main source of income is our net interest margin, or the difference between interest income earned on earning assets and interest expenses on interest bearing liabilities. The net interest margin best indicates how effective we have been in deploying assets and liabilities and pricing strategies.

Our net interest income, which equals total interest and dividend income less total interest expense, increased from $13.6 million for 2003 to $17.8 million for 2004. The increase is related to the increase in loan volume during the year and controlling interest expenses on deposits. Loan income increased to $24.0 million for 2004 from $19.4 million for 2003, which is an increase of $4.6 million, or 23.88%. In addition, despite a $67.3 million, or 24.47% annual increase in total interest bearing deposits, we were able to control the costs on these funds. Total interest expense slightly increased $139 thousand to $6.5 million. The increase is primarily attributed to the $232 thousand interest expense on the trust preferred securities issued in July 2004.

The net interest margin, which equals net interest income divided by total interest earning assets, in 2004 was 5.00%, compared to 4.58% for 2003. This is an increase of 42 basis points. During 2004, we experienced strong loan growth resulting in a higher yield on earning assets of 6.82% for 2004 versus 6.71% for 2003. With the rise of interest rates, we anticipate the net interest margin to slightly decrease during 2005, but remain strong.

The net interest margin in 2003 was 4.58%, compared to 4.87% for 2002. This is a decrease of 29 basis points. During 2003, we experienced large deposit growth in a short period of time as a result of new branches. This growth outpaced loan growth for a period of time. As a result, the funds were invested in lower yielding assets such as investments and federal funds sold; thus, the result was a lower yield on earning assets of 6.71% for 2003 versus 7.78% for 2002. During the fourth quarter of 2003, we experienced some deposit runoff and short term deposits re-priced at lower interest rates. In addition, loan volume increased significantly which has reduced the amount of funds invested in lower yielding assets.

The following table shows the rates paid on earning assets and deposit liabilities for the periods indicated.

Net Interest Margin Analysis
Average Balances, Income and Expense, and Yields and Rates

(Dollars in thousands)

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003			For the Year Ended December 31, 2002		
	Average Balance	Income/ Expense	Yields/ Rates	Average Balance	Income/ Expense	Yields/ Rates	Average Balance	Income/ Expense	Yields/ Rates
ASSETS									
Loans (1), (2), (3)	$344,711	$24,035	6.97%	$254,153	$19,402	7.63%	$201,417	$16,675	8.28%
Federal Funds sold	3,170	46	1.45%	16,538	172	1.04%	12,501	200	1.60%
Other investments (3)	8,095	184	2.27%	26,695	382	1.43%	5,224	165	3.16%
Total Earning Assets	355,976	24,265	6.82%	297,386	19,956	6.71%	219,142	17,040	7.78%
Less: Allowance for loans losses	(2,672)			(2,503)			(2,003)		
Non-earning assets	40,578			32,194			28,389		
Total Assets	393,882			$327,077			$245,528		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits									
Demand – Interest bearing	$21,031	105	0.50%	$ 14,224	110	0.77%	$ 13,253	107	0.81%
Savings	42,460	410	0.97%	34,670	441	1.27%	18,862	451	2.39%
Time deposits	243,586	5,680	2.33%	215,734	5,770	2.67%	170,999	5,817	3.40%
Short Term Borrowings	3,051	44	1.44%	730	11	1.51%	-	-	-
Trust Preferred Securities	4,715	232	4.92%						
Total interest bearing liabilities	314,843	6,471	2.06%	265,358	6,332	2.39%	203,114	6,375	3.14%
Non-interest bearing deposits	42,728			30,473			20,901		
Other liabilities	2,297			1,501			1,340		
Total Liabilities	359,868			297,332			225,355		
Stockholders' Equity	34,014			29,745			20,173		
Total Liabilities and Stockholders' Equity	$393,882			$327,077			$245,528		
Net Interest Income		$17,794			$13,624			$ 10,665	
Net Yield on Interest Earning Assets			5.00%			4.58%			4.87%
Net Interest Spread			4.76%			4.32%			4.64%

(1) Non-accrual loans are not significant and have been included in the average balance of loans outstanding.

(2) Loan fees are not material and have been included in interest income on loans.

(3) Tax exempt income is not significant and has been treated as fully taxable.

Net interest income is affected by changes in both average interest rates and the average volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total changes in interest income and expense which can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the periods indicated. The change in interest due to both volume and rate has been allocated to the change due to rates.

Volume and Rate Analysis

(Dollars in thousands)

	2004 Compared to 2003 Increase (Decrease)			2003 Compared to 2002 Increase (Decrease)		
	Volume Effect	Rate Effect	Change in Interest Income/ Expense	Volume Effect	Rate Effect	Change in Interest Income/ Expense
Interest Income:						
Loans	$ 6,913	$ (2,289)	$ 4,633	$ 4,366	$(1,639)	$ 2,727
Federal funds sold	(139)	13	(126)	65	(93)	(28)
Other investments	(266)	68	(198)	678	(461)	217
Total Earning Assets	6,508	(2,208)	4,309	5,109	(2,193)	2,916
Interest Bearing Liabilities:						
Demand	53	(57)	(5)	8	(5)	3
Savings	99	(128)	(31)	378	(388)	(10)
All other time deposits	745	(839)	(90)	1,522	(1,569)	(47)
Short term borrowings	35	(2)	33	-	-	11
Trust Preferred Securities	232	-	232	-	-	-
Total Interest Bearing Liabilities	1,164	(1,026)	139	1,908	(1,962)	(43)
Change in Net Interest Income	$ 5,344	$ (1,182)	$ 4,170	$ 3,201	$ (231)	$ 2,959

Loans

Our primary source of income comes from interest earned on loans receivable. We have continued to have strong loan demand as evidenced by annual increases of $88.1 million, $73.0 million, and $43.1 million for the years 2004, 2003 and 2002, respectively. A schedule of loans by type is set forth immediately below. Approximately 69.68% of the loan portfolio is secured by real estate at the end of 2004.

Loans receivable outstanding are summarized as follows:

Loan Portfolio

	December 31,				
(Dollars in thousands)	2004	2003	2002	2001	2000
Commercial, financial and agricultural	$ 70,915	$ 58,593	$ 42,959	$ 35,168	$ 29,941
Real estate – construction	11,332	7,258	5,615	3,845	1,528
Real estate – mortgage	255,925	185,191	131,050	98,229	70,858
Installment loans to individuals	45,395	44,396	42,770	41,974	28,759
Total	$383,567	$ 295,438	$ 222,394	$179,216	$131,086

Our loan maturities as of December 31, 2004 are shown in the following table:

Maturities of Loans

(Dollars in thousands)	Less than One Year	One to Five Years	After Five Years	Total
Commercial and agriculture	$ 34,601	$ 22,457	$ 13,793	$ 70,851
Real estate	80,569	41,394	146,034	267,997
Consumer- installment/ other	9,168	33,068	2,483	44,719
Total	$ 124,338	$ 96,919	$ 162,310	$ 383,567
Loans with fixed rates	$ 24,700	$ 76,894	$ 158,044	$ 259,638
Loans with variable rates	99,638	20,025	4,266	123,929
Total	$ 124,338	$ 96,919	$ 162,310	$ 383,567

This table reflects the earlier of the maturity or re-pricing dates for loans at December 31, 2004. In preparing this table, no assumptions are made with respect to loan prepayments. Loan principal payments are included in the earliest period in which the loan matures or can be re-priced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or re-pricing.

Provision for Loan Losses

The provision for loan losses was $990 thousand for 2004 compared with $364 thousand for 2003. The allowance for loan losses was $3.1 million at December 31, 2004. The ratio of the allowance for loan losses to total loans was .81% at the end of 2004 as compared to .82% at the end of 2003. Net loans charged off for 2004 were $332 thousand, or .10% of average loans, compared to $156 thousand for 2003, or .06% of average loans.

The provision for loan losses was $603 thousand for 2002 as compared with $364 thousand for 2003. The allowance for loan losses at the end of 2002 was approximately 1.00% of total loans as compared to .82% at the end of 2003. Net loans charged off for 2002 were $172 thousand, or .09% of average loans, and $156 thousand, or .06% of average loans at the end of 2003.

The calculation of the allowance for loan losses is considered a critical accounting policy. The adequacy of the allowance for loan losses is based upon management's judgment and analysis. The following factors are evaluated in determining the adequacy of the allowance: risk characteristics of the loan portfolio, current and historical loss experience, concentrations and internal and external factors such as general economic conditions.

Certain risk factors exist in the Bank's loan portfolio. Since the Bank began in 1998, we have experienced significant loan growth each year. Although we have experienced lenders who are familiar with their customer base, some of the loans are too new to have exhibited signs of weakness. In addition, recent expansions into new markets increase credit risk. We consider these factors to be the primary higher risk characteristics of the loan portfolio.

Loans delinquent greater than 90 days still accruing interest and loans in non-accrual status present a higher risk factor. As of December 31, 2004, there were 13 loans in non-accrual status totaling $773 thousand, or .20% of total loans. The amount of interest that would have been recognized on these loans in the year 2004 was $75 thousand. There were 4 loans greater than 90 days past due and still accruing interest totaling $115 thousand, or .03% of total loans. It is our policy to stop accruing interest on a loan, and classify that loan as non-accrual under the following circumstances: (a) whenever we are advised by the borrower that scheduled payment or interest payments cannot be met, (b) when our best judgment indicates that payment in full of principal and interest can no longer be expected, or (c) when any such loan or obligation becomes delinquent for 90 days unless it is both well secured and in the process of collection. Non-accrual loans did not have a significant impact on interest income in any of the periods presented. No loans are classified as troubled debt restructurings as defined by Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." There are also no loans identified as "potential problem loans." We do not have any commitments to lend additional funds to non-performing debtors. Following is a summary of non-accrual and past due loans greater than 90 days still accruing interest:

Non-Accrual and Past Due Loans

(Dollars in thousands)

	December 31,				
	2004	2003	2002	2001	2000
Non-accruing loans	$ 773	$ 539	$ 761	$ 47	$ 73
Loans past due 90 days or more and still accruing	115	26	-	29	23
Total	$ 888	$ 565	$ 761	$ 76	$ 96
Percent of total loans	0.23%	0.19%	0.34%	0.04%	0.07%

Loss experience in the loan portfolio has been minimal. Net loans charged-off over the five year period have not exceeded .10% of average loans in a particular year. In addition, non-performing assets as a percentage of total loans has not exceeded .34%. The trend has been consistent through the current year. We view these as positive indicators of the quality of the loans originated in the early years of the Bank.

A majority of the loans are collateralized by real estate located in our market area. Market values have been and remain stable. It is our policy to sufficiently collateralize loans to minimize loss exposures in case of default. The market area is somewhat diverse, but in certain areas more reliant upon agriculture and coal mining. As a result, increased risk of loan impairments is possible if these industries experience a significant downturn. However, we do not foresee this happening in the near future.

All internal and external factors are considered in determining the adequacy of the allowance for loan losses. The methodology used to calculate the allowance provides sufficiently for potential losses present at the end of the period. The evaluation of individual loan credits is performed by our internal credit review department. Loans are initially risk rated by the originating loan officer. If deteriorations in the financial condition of the borrower and the capacity to repay the debt occur, along with other factors, the loan may be downgraded. This is typically determined by either the loan officer or credit review personnel. Guidance for the evaluation is established by the regulatory authorities who periodically review the results for compliance. The classifications used by the Bank are superior, average, pass, other assets especially mentioned, substandard, doubtful and loss.

In the past, our policy has been to keep the allowance for loan losses at a minimum of 1.00% of total loans or an amount calculated by multiplying a loss factor times each risk classification pool. This was due to the fact that we had no historical loss trends as a de novo financial institution. This methodology is consistent with the guidelines traditionally used by bank regulatory agencies. However, during the fourth quarter of 2003, we changed our methodology for calculating the allowance for loan losses. This change in methodology has been approved by the Board of Directors. Due to the risk factors previously mentioned, all loans classified as other assets especially mentioned, substandard, doubtful and loss are now individually reviewed for impairment. An evaluation is made to determine if the collateral is sufficient for each of these credits. If an exposure exists, a specific allowance is directly made for the amount of the potential loss, which totaled $4 thousand on December 31, 2004, or .13% of the allowance for loan loss. In addition, for these credits adequately secured by collateral, a general allocation is made to allow for any inherent risks. We calculate an allowance for the remaining loan portfolio based upon an estimated loan loss percentage. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As economic conditions and performance of our loans change, it is possible that future increases may be needed to the allowance for loan losses. The following table provides a summary of the activity in the allowance for loan losses.

Analysis of the Allowance for Loan Losses

(Dollars in thousands)

	For the Years Ended December 31,				
Activity	2004	2003	2002	2001	2000
Beginning Balance	$ 2,432	$ 2,224	$ 1,793	$ 1,311	$ 865
Provision charged to expense	990	364	603	571	513
Loan Losses:					
Installment loans to individuals	285	(180)	(207)	(98)	(70)
Real estate mortgage	8				
Commercial loans	59	(7)	-	-	
Recoveries:					
Installment loans to individuals	20	31	35	9	3
Net charge offs	(332)	(156)	(172)	(89)	(67)
Balance at End of Period	$ 3,090	$ 2,432	$ 2,224	$ 1,793	$ 1,311
Net charge offs as a % of average loans	.10%	0.06%	0.09%	0.06%	0.06%

We have allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the categories of loans. The allocation of the allowance as shown in the following table should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The allocation of the allowance for loan losses is based on our judgment of the relative risk associated with each type of loan. We have allocated 20% of the allowance to cover real estate loans, which reflects their lower risk. Residential mortgage loans are secured by real estate whose value tends to be easily ascertainable. These loans are made consistent with appraisal policies and real estate lending policies, which detail maximum loan-to-value ratios and maturities.

We have allocated 35% of the allowance to commercial loans, which have more risk than residential real estate loans. Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself.

We have allocated 45% of the allowance to consumer installment loans. Consumer installment loans entail greater risk than commercial or real estate loans, because the loans may be unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Losses related to consumer loans have been influenced by the increase in personal bankruptcies in recent years. To date, the largest majority of all loans charged off by the Bank have been consumer loans.

In 2003, we changed the allocations to assign greater risk to real estate loans and commercial loans; consequently, we eliminated the unallocated portion in 2003. The reason for the changes to these two categories is the increased growth in these areas in the past year versus the growth in consumer loans. We are not aware of any significant changes in the composition of the loan portfolio or known risk factors that would result in a change to the allocation of the allowance for loan losses during the periods presented other than the fast pace of growth mentioned above.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loans.

Allocation of the Allowance for Loan Losses
December 31, 2000 through December 31, 2004
(Dollars in thousands)

	December 31, 2004			December 31, 2003			December 31, 2002		
	Amount	Percent of Allowance	Percent of Loans	Amount	Percent of Allowance	Percent of Loans	Amount	Percent of Allowance	Percent of Loans
Analysis of Ending Balance									
Commercial	$ 1,081	35%	18.49%	$ 851	35%	19.83%	$ 445	20%	19.32%
Real estate mortgage	618	20%	69.67%	486	20%	65.14%	134	6%	61.45%
Installment	1,391	45%	11.83%	1,095	45%	15.03%	1,090	49%	19.23%
Unallocated	-	-%		-	-%		555	25%	
Total	$ 3,090	100%	100.00%	$2,432	100%	100.00%	$ 2,224	100%	100.00%

	December 31, 2001			December 31, 2000		
	Amount	Percent of Allowance	Percent of Loans	Amount	Percent of Allowance	Percent of Loans
Analysis of Ending Balance						
Commercial	$ 359	20%	19.62%	$ 262	20%	22.84%
Real estate mortgage	108	6%	56.96%	79	6%	55.22%
Installment	879	49%	23.42%	642	49%	21.94%
Unallocated	447	25%		328	25%	
Total	$ 1,793	100%	100.00%	$1,311	100%	100.00%

Investment Securities

Total investment securities decreased to $5.8 million at December 31, 2004 from $10.7 million at December 31, 2003 as a result of strong loan growth. The portfolio is primarily made up of U. S. Government Agency securities with fairly short maturities, and we have no other securities with any issuer that exceeds 10% of stockholders' equity. All securities are classified as available for sale for liquidity purposes. The carrying amount of certain securities totaling $3.1 million are pledged by us to secure public deposits at December 31, 2004.

The Bank, as a member of the Federal Reserve Bank and the Federal Home Loan Bank, is required to hold stock in each. These equity securities are restricted from trading and are recorded at a cost of $1.4 million as of December 31, 2004 and 2003.

The carrying values of investment securities are shown in the following table:

Investment Securities Portfolio
(Dollars in thousands)

December 31,	2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale						
U.S. Government Agencies	$ 5,700	$ 5,674	$ 10,612	$ 10,614	$ -	$ -
Municipal Governments	100	101	101	105	-	-
Total Securities AFS	$ 5,800	$ 5,775	$ 10,713	$ 10,719	$ -	$ -

	Amortized Cost		
December 31,	2004	2003	2002
Held To Maturity			
U.S. Government Agencies	$ -	$ 0	$ 34,204
Municipal Governments	-	0	101
Total Securities HTM	$ -	$ 0	$ 34,305

The amortized cost, fair value and weighted average yield of investment securities at December 31, 2004, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of Securities
(Dollars in thousands)

Securities Available for Sale	Amortized Cost	Fair Value	Weighted Average Yield
Due in one year or less	$ 2,607	$ 2,602	2.44%
Due after one year through five years	3,193	3,173	2.50%
Total	$ 5,800	$ 5,775	2.47%

Deposits

During 2004, we continued to have excellent growth in our deposits which totaled $388.1 million at December 31, 2004 and $308.2 million at December 31, 2003, an increase of $79.9 million, or 25.92%. The increase in deposits is the result of new branches opened in 2004 and 2003, particularly in the Abingdon office which opened during the last half of 2004. The largest areas of growth were in demand and time deposits. Noninterest bearing demand deposits increased $12.6 million, or 37.93%, to $45.9 million in 2004 from $33.3 million in 2003. Interest-bearing demand deposits grew $1.7 million, or 8.67%, to $21.5 million in 2004 from $19.8 million in 2003. Savings deposits also increased $3.0 million, or 7.49%, to $43.4 million in 2004 from $40.4 million in 2003. Time deposits increased by $62.5 million, or 29.12%, from $214.7 million in 2003 to $277.2 million in 2004.

Time deposits of $100,000 or more equaled approximately 20.59% of deposits at the end of 2004 and 18.53% at the end of 2003. We do not have brokered deposits and internet accounts are limited to customers located in the surrounding geographical area. The average balance of and the average rate paid on deposits is shown in the net interest margin analysis.

Maturities of time certificates of deposit of $100,000 or more outstanding are summarized as follows:

Maturities of Time Deposits of $100 Thousand and More
(Dollars in thousands)

	December 31, 2004
Three months or less	$ 28,517
Over three months through six months	26,892
Over six months through twelve months	10,356
Over one year	14,123
Total	$ 79,888

Noninterest Income

Noninterest income increased from $1.8 million in 2003 to $2.6 million in 2004. This is an increase of $756 thousand for the year, or 41.95%. The major sources of noninterest income include overdraft fees on deposit accounts, insurance commissions, and a gain realized on the sale of property. Overdraft fees increased from $918 thousand for 2003 to $1.3 million for 2004, an increase of $354 thousand, or 38.56%. This increase is due to growth in demand deposit accounts. Insurance commissions increased from $213 thousand for 2003 to $476 thousand for 2004. This is the result of increased loans with credit life insurance commissions and insurance sales through NPB Financial. During 2004, the Bank sold property and realized a gain of $185 thousand. Noninterest income as a percentage of average assets increased from .55% in 2003 to .65% in 2004. We anticipate this percentage to increase in 2005 as we increase noninterest income from our nonbank subsidiaries.

Noninterest income increased from $1.4 million in 2002 to $1.8 million in 2003. This is an increase of $390 thousand for the year, or 27.62%. This was largely due to growth in service charges resulting from increased deposit volumes. However, noninterest income as a percentage of average assets decreased from .58% in 2002 to .55 % in 2003.

Noninterest Expense

Noninterest expense increased from $10.8 million in 2003 to $14.4 million in 2004. The increase was primarily due to increased staffing and expenses associated with new branches and NPB Financial. Salaries and benefits increased from $6.3 million to $8.9 million. This will continue to increase as we continue branching. Again, this is the result of new branch expenses and the general growth in operations. Noninterest expense as a percentage of average assets increased from 3.30% for 2003 to 3.66% for 2004.

Greater efficiencies should result as we maximize the performance of our branches. Our efficiency ratio, which is defined as noninterest expense divided by the sum of net interest income plus noninterest income, was 70.86% for 2004 as compared to 70.03%. This was slightly higher as the result of the branches and additional staffing during 2004 and 2003. The ratio of assets to full-time equivalent employee was $1.81 million at the end of 2004 as compared to $1.7 million at the end of 2003. Since we are still in the growth phase, these numbers will remain lowcompared to our peers until we reach a level of maturity, but should continue to improve.

Noninterest expenses increased from $8.2 million in 2002 to $10.8 million in 2003. The increase was due to additional staffing and expenses associated with the new branches opened and the general growth in operations. Noninterest expense as a percentage of average assets decreased from 3.35% in 2002 to 3.30% for 2003.

Income Taxes

Due to timing differences between book and tax treatment of several income and expense items, a deferred tax liability of $746 thousand has been recognized at December 31, 2004 as compared to $512 thousand at December 31, 2003. During 2003, we amended prior years' tax returns to accelerate tax depreciation expenses on certain fixed assets as allowed by certain tax regulations. The deferred tax liability represents increases to future income tax liabilities from future reduced deductions for depreciation, increases to income from unrealized accretion and unrealized BOLI income, and increases to deductions related to the allowance for loan losses. Our income tax expense was computed at the normal corporate income tax rate of 34% of taxable income included in net income. We do not have significant nontaxable income or nondeductible expenses.

Life Insurance

We have life insurance policies with three insurance companies on the lives of four key officers. The Bank is the beneficiary under each policy. The total cash surrender value of the policies was $8.7 million and $8.4 million at December 31, 2004 and December 31, 2003, respectively. Total income for the policies during 2004 was $387 thousand as compared to $419 thousand and $457 thousand for the years ending 2003 and 2002, respectively. The insurance policies had a yield, net of mortality costs, of 4.54% for the year 2004 as compared to 5.13% in 2003. The minimum guaranteed rate on each of the policies is 4.00%.

Capital

We originally capitalized our company in 1998 with $11.1 million received through an offering of common stock. In 2000, we increased capital by an additional $6.0 million through another offering of common stock. During 2002 and ending February 7, 2003, we raised an additional $8.8 million in capital through another common stock offering. Total capital raised by this most recent offering totaled $8.8 million net of related expenses. The additional capital was necessary to support growth and to maintain acceptable capital ratios.

Total capital at the end of 2004 was $36.1 million compared to $32.8 million in 2003. The increase was $3.3 million, or 10.04%. We remain well capitalized at the end of 2004, as defined by the capital guidelines of regulatory agencies. Capital as a percentage of total assets was 8.25% at December 31, 2004 compared to 9.58% at December 31, 2003, which exceeded regulatory requirements.

The number of shares of common stock issued and outstanding at the end of 2004 was 6,910,069, an increase of 7,066 shares from the 6,903,003 shares outstanding at the end of 2003. All of the increase resulted from the exercise of stock options, of which 6,066 were exercised at a price of $7.50 per share and 1,000 were exercised at a price of $10.00.

No dividends have been paid historically and none are anticipated in the foreseeable future. New Peoples' strategic plan is to continue growing. To accommodate this growth and have sufficient capital, earnings will need to be retained. When the board of directors considers it prudent to do so, dividends will be paid.

Trust Preferred Securities

In July, 2004, we completed the issuance of $11.3 million in floating rate trust preferred securities through a newly formed subsidiary NPB Capital Trust I. The proceeds of the offering are being used for general corporate purposes which may include capital management for affiliates, retirement of indebtedness, and other investments. The securities mature in 30 years and are redeemable, in whole or in part, without penalty, at our option after five years. Due to the ability to defer interest and principal payments for 60 months without being considered in default, regulatory agencies consider the trust preferred securities as Tier 1 capital up to certain limits. As of December 31, 2004, $11.0 million was considered Tier 1 capital. The securities have a floating rate of 3 month LIBOR plus 260 basis points, which resets quarterly, with a current rate of 4.67% at December 31, 2004. Total interest expense in 2004 related to the trust preferred securities was $232 thousand.

Liquidity

At the end of December 31, 2004 and 2003, we had liquid assets in the form of cash, due from banks and federal funds sold of approximately $17.4 million and $12.1 million, respectively. At December 31, 2004 all of our investments are classified as available-for-sale providing an additional source of liquidity in the amount of $2.7 million, which is net of those securities pledged as collateral for public funds. We believe that our liquid assets were adequate. at both dates.

In the event we need additional funds, we have the ability to purchase federal funds under established lines of credit totaling $20.4 million. We may also borrow up to $65.3 million from the Federal Home Loan Bank which is secured by a blanket lien on residential real estate loans. Additional liquidity will be provided by the future growth that management expects in deposit accounts and loan repayments. We believe that this future growth will result from an increase in market share in our targeted trade area. In 2004 alone, we have opened three new branches and plan to open additional branches during 2005.

As of December 31, 2004, we had time deposits of $229.7 million that mature within one year. Historically, we have been able to retain a majority of maturing deposits by establishing business relationships. We continue to offer premium rates at our new branches to attract new customers and deposits.

Our loan to deposit ratio at year end 2004 was 98.83% as compared to 95.85% at the end of 2003. We are implementing strategies to increase deposits during 2005 at both the new branches and existing branches. We can lower the ratio as management deems appropriate by managing the rate of growth in our loan portfolio. This can be done by changing interest rates charged or limiting the amount of new loans approved.

Growth in loans and deposits does not always occur in the same time period. An excess or deficit of funds provided affects the amount that we retain in cash or invest in fed funds or short-term investments. Our practice has been to invest available funds in short-term U.S. Treasury and Government Agency securities in order to provide liquidity or to provide income until the funds are needed for new loans.

We have primarily used the funds provided by common stock issues, trust preferred securities issued, and deposits to fund the purchase of banking facilities and the loan portfolio.

Financial Instruments with Off-Balance-Sheet Risk and Credit Risk and Contractual Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2004 and 2003, is as follows:

Financial instruments whose contract amounts represent credit risk:	2004	2003
	(Dollars in thousands)	
Commitments to extend credit	$ 31,596	$ 22,080
Standby letters of credit	1,342	721

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

New Peoples and its subsidiaries have operating lease obligations and trust preferred securities indebtedness. The following is a breakdown of the payment obligations over the life of the agreements:

	Payments Due by Period (Dollars in thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trust preferred securities indebtedness	$ 11,341	$ -	$ -	$ -	$ 11,341
Operating Lease Obligations	156	50	37	18	51
Total	$ 11,497	$ 50	$ 37	$ 18	$ 11,392

We believe future deposit growth from our branches, along with available lines of credit, the ability to sell securities in our available for sale investment portfolio, and the control we may exercise over loan growth will provide sufficient liquidity to meet future cash demands.

Interest Sensitivity

At December 31, 2004, we had a negative cumulative gap rate sensitivity ratio of 41.65% for the one year re-pricing period, compared to 38.63% at December 31, 2003. This generally indicates that earnings would improve in a declining interest rate environment as liabilities re-price more quickly than assets. Conversely, earnings would probably decrease in periods during which interest rates are increasing. On a quarterly basis, management reviews our interest rate risk and has decided that the current position is an acceptable risk for a growing community bank operating in a rural environment.

Interest Sensitivity Analysis

December 31, 2004

(Dollars in thousands)

	1- 90 Days	91-365 Days	1 – 3 Years	4-5 Years	6-15 Years	Over 15 years	Total
Uses of funds:							
Loans	$ 89,933	$ 34,656	$ 42,111	$ 54,658	$ 94,491	$ 67,718	$383,567
Federal funds sold	2,124	-	-	-	-	-	2,124
Investments	695	2,602	3,173	-	-	746	7,216
Bank owned life insurance	8,694	-	-	-	-	-	8,694
Total earning assets	$ 101,446	37,258	$ 45,284	$ 54,658	$ 94,491	$ 68,464	$401,601
Sources of funds:							
Int Bearing DDA	$ 21,518	$ -	$ -	$ -	$ -	$ -	$21,518
Savings & MMDA	43,445	-	-	-	-	-	43,445
Time Deposits	98,150	131,526	40,603	6,954	-	-	277,233
Trust preferred securities	11,341	-	-	-	-	-	11,341
Total interest bearing liabilities	$174,454	$ 131,526	$ 40,603	$ 6,954	$ -	$ -	$353,537
Discrete Gap	$ (73,008)	$ (94,268)	$4,681	$ 47,704	$94,491	$ 68,464	$48,064
Cumulative Gap	(73,008)	(167,276)	(162,595)	(114,891)	(20,400)	48,064	
Cumulative Gap as % of Total Earning Assets	(18.18%)	(41.65%)	(40.49%)	(28.61%)	(5.08%)	11.97%	

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss due to adverse changes in current and future cash flows, fair values, earnings or capital due to adverse movements in interest rates and other factors, including foreign exchange rates and commodity prices. Because we have no significant foreign exchange activities and hold no commodities, interest rate risk represents the primary risk factor affecting our balance sheet and net interest margin. Significant changes in interest rates by the Federal Reserve could result in similar changes in other interest rates that could affect interest earned on our loan and investment portfolios and interest paid on our deposit accounts. Changes in the interest rates earned and paid also affect the estimated fair value of our interest bearing assets and liabilities.

Our Asset and Liability Committee has been delegated the responsibility of managing our interest-sensitive balance sheet accounts to maximize earnings while managing interest rate risk. The committee, comprised of various members of senior management and three external board members, is also responsible for establishing policies to monitor and limit our exposure to interest rate risk and to manage our liquidity and capital positions. The committee satisfies its responsibilities through quarterly meetings during which product pricing issues, liquidity measures and interest sensitivity positions are monitored.

We use an asset/liability management and simulation software model to periodically measure the potential impact on net interest income of projected or hypothetical changes in interest rates. Our policy objective is to monitor our position and to manage our short term and long-term interest rate risk exposure. Our board of directors has established percentages for the maximum potential reductions in net interest income that we are willing to accept, which result from changes in interest rates over the next 12-month period. The percentage limitations relate to instantaneous and sustained parallel changes in interest rates of plus and minus certain basis points.

The following table summarizes our established percentage limitations and the sensitivity of our net interest income to various interest rate scenarios for the next 12 months, based on assets and liabilities as of December 31, 2004. At this date, our interest rate risk is within the established limitations.

Immediate Basis Point Change In Interest Rates	Estimated Increase (Decrease) in Net Interest Income December 31, 2004	Established Limitation
+300	(10.29)%	(20.00)%
+200	(6.82)	(15.00)
+100	(3.37)	(7.00)
-100	3.78	(7.00)
-200	6.84	(15.00)
-300	2.22	(20.00)

The type of modeling used to generate the above table does not take into account all strategies that we might adopt in response to a sudden and sustained change in interest rates. These strategies may include asset liability acquisitions of appropriate maturities in the cash market and may also include off-balance sheet alternatives to the extent such activity is authorized by the board of directors.

The committee is also responsible for long-term asset/liability management and completes the following functions:

- Monitoring available opportunities to undertake major corrective actions (in the nature and mix of assets and liabilities) for structural mismatches.
- Determining the appropriateness of fixed rate vs. variable rate lending and investment strategies and formulation policies to influence this activity.
- Developing parameters for the investment portfolio in the context of overall balance sheet management (liquidity, interest rate risk, credit risk, risk-based capital, price risk, and earnings).
- Establishing financial goals, including minimum standards for return on assets and equity.
- Overseeing the long-term strategic use of capital to maximize the return on equity within reasonable levels of risk.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issues/ Purchases of Equity Securities

(a) Market Information

We act as our own transfer agent. At present, there is no public trading market for our common stock. Trades in our common stock occur sporadically on a local basis.

The high and low trade prices of our common stock for each quarter in the past two years are set forth in the table below. Other transactions may have occurred at prices about which we are not aware.

	2004		2003	
	High	Low	High	Low
1st quarter	$ 15.00	$ 10.00	$ 10.00	$ 10.00
2nd quarter	25.00	10.00	10.00	9.00
3rd quarter	15.00	8.00	10.00	10.00
4th quarter	20.00	10.00	11.00	10.00

The most recent sales price of which management is aware was $15.00 per share during the first quarter of 2005.

(b) Holders

On March 10, 2005, there were approximately 4,689 shareholders of record.

(c) Dividends

We have not declared a dividend. The declaration of dividends in the future will depend on our earnings and capital requirements. We are subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Additionally, we intend to follow a policy of retaining earnings, if any, for the purpose of increasing net worth and reserves in order to promote growth and the ability to compete in our market area. As a result, we do not anticipate paying a dividend on our common stock in 2005. See Note 15 and Note 19 of the Notes to the Consolidated Financial Statements for further discussion of dividend limitations and capital requirements.

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
New Peoples Bankshares, Inc. and Subsidiaries
Honaker, VA

We have audited the accompanying consolidated balance sheets of New Peoples Bankshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of New Peoples Bankshares, Inc. and Subsidiaries as of December 31, 2002, were audited by other auditors whose report dated January 17, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Peoples Bankshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the two years then ended in conformity with U.S. generally accepted accounting principles.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Bluefield, West Virginia

March 4, 2005

S.B. HOOVER & COMPANY, L.L.P.
Certified Public Accountants
124 Newman Avenue • Harrisonburg, Virginia 22801-4004 • (540)434-6736 • FAX (540)434-3097

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
New Peoples Bankshares, Inc.
Honaker, Virginia

We have audited the consolidated balance sheets of New Peoples Bankshares, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Peoples Bankshares, Inc. and subsidiary as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

S. B. Hoover & Company, L.L.P.

January 17, 2003
Harrisonburg, Virginia

Consolidated Balance Sheets
December 31, 2004 and 2003
(IN THOUSANDS EXCEPT SHARE DATA)

	2004	2003
ASSETS		
Cash and due from banks (Note 3)	$ 15,281	$ 8,746
Federal funds sold (Note 3)	2,124	3,327
Total Cash and Cash Equivalents	17,405	12,073
Investment Securities		
Available-for-sale (Note 4)	5,775	10,719
Loans receivable (Note 5)	383,567	295,438
Allowance for loan losses (Note 6)	(3,090)	(2,432)
Net Loans	380,477	293,006
Bank premises and equipment, net (Note 7)	19,403	14,291
Equity securities (restricted) (Note 4)	1,441	1,365
Other real estate owned	1,186	-
Accrued interest receivable	2,272	1,896
Life insurance investments	8,694	8,359
Other assets	1,098	799
Total Assets	$ 437,751	$ 342,508
LIABILITIES		
Deposits:		
Demand deposits:		
Noninterest bearing	$ 45,924	$ 33,296
Interest-bearing	21,518	19,802
Savings deposits	43,445	40,418
Time deposits (Note 8)	277,233	214,705
Total Deposits	388,120	308,221
Accrued interest payable	891	496
Accrued expenses and other liabilities	1,301	986
Trust preferred securities (Note 21)	11,341	-
Total Liabilities	401,653	309,703
STOCKHOLDERS' EQUITY (Notes 12 & 15)		
Common stock - $2.00 par value; 12,000,000 shares authorized; 6,910,069 and 6,903,003 shares issued and outstanding for 2004 and 2003, respectively	13,820	13,806
Additional Paid-in-Capital	13,118	13,076
Retained earnings	9,177	5,919
Accumulated other comprehensive income	(17)	4
Total Stockholders' Equity	36,098	32,805
Total Liabilities and Stockholders' Equity	$ 437,751	$ 342,508

The accompanying notes are an integral part of this statement.

Consolidated Statements of Income
For the Years Ended December 31, 2004, 2003 and 2002
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Loans including fees	$ 24,035	$ 19,402	$ 16,675
Federal funds sold	46	172	200
U.S. Treasury securities and			
U. S. Government agencies	104	322	133
Dividends on Equity securities (restricted)	80	60	32
Total Interest and Dividend Income	24,265	19,956	17,040
INTEREST EXPENSE			
Deposits			
Demand	105	110	107
Savings	410	441	451
Time deposits below $100,000	4,051	4,211	4,289
Time deposits above $100,000	1,629	1,559	1,528
Other	3	11	-
Interest on FHLB Advances	41	-	-
Interest on Trust Preferred Securities	232	-	-
Total Interest Expense	6,471	6,332	6,375
NET INTEREST INCOME	17,794	13,624	10,665
PROVISION FOR LOAN LOSSES (Note 6)	990	364	603
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,804	13,260	10,062
NONINTEREST INCOME			
Service charges	1,294	936	663
Fees, commissions and other income	263	239	188
Insurance fees	476	213	104
Loss on sale of securities	-	(5)	-
Loss on sale of other real estate owned	(47)	-	-
Life insurance investment income	387	419	457
Gain on Sale of Fixed Assets	185	-	-
Total Noninterest Income	2,558	1,802	1,412
NONINTEREST EXPENSES			
Salaries and employee benefits (Note 11)	8,902	6,258	4,431
Occupancy expense	841	627	458
Equipment expense	1,503	1,152	917
Advertising and public relations	282	211	190
Stationery and supplies	217	203	211
Other operating expenses	2,677	2,350	2,011
Total Noninterest Expenses	14,422	10,801	8,218
INCOME BEFORE INCOME TAXES	4,940	4,261	3,256
INCOME TAX EXPENSE (Note 9)	1,682	1,447	1,078
NET INCOME	$ 3,258	$ 2,814	$ 2,178
Earnings Per Share (1)			
Basic	$ .47	$ .41	$ .36
Fully Diluted	$ .46	$ .41	$ .35
Average Weighted Shares of Common Stock(1)			
Basic	6,907,157	6,875,754	6,104,734
Fully Diluted	7,031,868	6,937,309	6,168,000

(1) Earnings per share and average weighted shares of common stock have been restated to reflect the 2 for 1 stock split which occurred on January 1, 2002.

The accompanying notes are an integral part of this statement.

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002
(IN THOUSANDS INCLUDING SHARE DATA)

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Common Stock Subscriptions	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2001	3,000	$ 12,000	$ 5,964	$ -	$ 927	$ -	$ 18,891	$ 1,009
Net Income					$ 2,178		$ 2,178	$ 2,178
Stock Split	3,000							
Stock Options Exercised	2	5	14				19	
Common Stock Subscribed				5,469			5,469	
Common Stock Issued	6	12	46	(58)			-	
Cost of Common Stock Offering			(76)				(76)	
Balance, December 31, 2002	6,008	$ 12,017	$ 5,948	$ 5,411	$ 3,105	$ -	$ 26,481	$ 2,178
Net Income					2,814		2,814	2,814
Unrealized gains (net of tax) on available-for-sale securities, net of reclassification adjustment of $5						4	4	4
Stock Options Exercised	10	20	55				75	
Common Stock Issued	885	1,769	7,076	(5,411)			3,434	
Cost of Common Stock Offering			(3)				(3)	
Balance, December 31, 2003	6,903	$ 13,806	$ 13,076	$ -	$ 5,919	$ 4	$ 32,805	$ 2,818
Net Income					3,258		3,258	3,258
Unrealized loss (net of tax) on available-for-sale securities, net of reclassification adjustment of $9						(21)	(21)	(21)
Stock Options Exercised	7	14	42				56	
Balance, December 31, 2004	6,910	$ 13,820	$ 13,118	$ -	$ 9,177	$ (17)	$ 36,098	$ 3,237

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002
(IN THOUSANDS)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,258	$ 2,814	$ 2,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,388	1,121	866
Provision for loan losses	990	364	603
Income (less expenses) on life insurance	(335)	(371)	(419)
Gain (loss) on sale of fixed assets	(185)		
Loss on sale of foreclosed real estate	47	32	72
Loss on sale of investment securities	-	5	-
Amortization of bond premiums	(48)	395	86
Deferred tax expense (benefit)	245	286	435
Net change in:			
Interest receivable	(376)	(50)	(208)
Other assets	(299)	(138)	202
Accrued interest payable	395	(206)	15
Accrued expense and other liabilities	70	291	(691)
Net Cash Provided by Operating Activities	5,150	4,543	3,139
CASH FLOWS FROM INVESTING ACTIVITIES			
Net increase in loans	(88,461)	(73,200)	(43,351)
Purchase of securities available for sale	(4,998)	-	-
Purchase of securities held-to-maturity	-	(95,744)	(32,232)
Proceeds from sale and maturities of securities available-for-sale	9,969	19,936	-
Proceeds from maturities of securities held-to-maturity	-	98,999	3,500
Purchase of Federal Reserve Bank stock	(87)	(120)	(10)
Purchase (sale) of Federal Home Loan Bank stock	11	(706)	-
Payments for the purchase of property	(6,840)	(4,500)	(3,152)
Proceeds from the sale of property	525	4	292
Net change in other real estate owned	(1,233)	-	
Net Cash Used in Investing Activities	(91,114)	(55,331)	(74,953)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from common stock offering	-	3,431	5,393
Common stock options exercised	56	75	19
Trust preferred securities borrowing	11,341	-	
Net change in:			
Demand deposits	14,344	21,008	8,757
Savings deposits	3,027	13,292	8,479
Time deposits	62,528	10,116	52,558
Net Cash Provided by Financing Activities	91,296	47,922	75,206
Net increase (decrease) in cash and cash equivalents	5,332	(2,866)	3,391
Cash and Cash Equivalents, Beginning of Year	12,073	14,939	11,547
Cash and Cash Equivalents, End of Year	$ 17,405	$ 12,073	$ 14,939
Supplemental Disclosure of Cash Paid During the Year for:			
Interest	6,076	6,538	6,360
Taxes	1,710	1,065	1,394
Supplemental Disclosure of Non Cash Transactions:			
Loans made to finance sale of foreclosed real estate	86	(33)	33
Transfer of securities from held-to-maturity to available-for-sale	-	30,655	-

The accompanying notes are an integral part of this statement.

Notes to Consolidated Financial Statements

NOTE 1 NATURE OF OPERATIONS:

Nature of Operations – New Peoples Bankshares, Inc. ("Company") is a bank holding company whose principal activity is the ownership and management of a community bank. New Peoples Bank ("Bank") was organized and incorporated under the laws of the Commonwealth of Virginia on December 9, 1997. The Bank commenced operations on October 28, 1998, after receiving regulatory approval. As a state chartered bank, the Bank is subject to regulations by the Virginia Bureau of Financial Institutions, the Federal Deposit Insurance Corporation and the Federal Reserve Bank. The Bank provides general banking services to individuals, small and medium size businesses and the professional community of southwestern Virginia, southern West Virginia, and eastern Tennessee. On June 9, 2003, the Company formed two wholly owned subsidiaries, NPB Financial Services, Inc. and NPB Web Services, Inc. On July 7, 2004 the Company established NPB Capital Trust I for the purpose of issuing trust preferred securities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation Policy - The consolidated financial statements include the Company, the Bank, NPB Financial Services, Inc., and NPB Web Services, Inc. All significant intercompany balances and transactions have been eliminated. In accordance with FIN 46R, NPB Capital Trust I is not included in the consolidated financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.

Cash and Cash Equivalents – Cash and cash equivalents as used in the cash flow statements include cash and due from banks and federal funds sold.

Investment Securities – Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities not intended to be held to maturity are classified as available for sale and carried at fair value. Securities available for sale are intended to be used as part of the Bank's asset and liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other similar factors.

The amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method over the period to maturity. Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Realized gains (losses) on securities available-for-sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to shareholders' equity, whereas realized gains and losses flow through the Bank's income statement.

Loans – Loans are carried on the balance sheet at unpaid principal balance, net of any unearned interest and the allowance for loan losses. Interest income on loans is computed using the effective interest method, except where serious doubt exists as to the collectibility of the loan, in which accrual of the income is discontinued.

It is the Bank's policy to stop accruing interest on a loan, and classify that loan as non-accrual under the following circumstances: (a) whenever we are advised by the borrower that scheduled payment or interest payments cannot be met, (b) when our best judgment indicates that payment in full of principal and interest can no longer be expected, or (c) when any such loan or obligation becomes delinquent for 90 days unless it is both well secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income.

The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and prospects for future contractual payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The loan portfolio is analyzed periodically and loans are assigned a risk rating. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A general allowance is made for all other loans not considered impaired as deemed appropriate by management. In determining the adequacy of the allowance, management considers the following factors: the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, the estimated value of any underlying collateral, prevailing economic conditions, and other inherent risks. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local collateral values and future cash flows on impaired loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Past due status is determined based on contractual terms.

Bank Premises and Equipment – Land, buildings and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Type	Estimated useful life
Buildings	39 years
Paving and landscaping	15 years
Computer equipment and software	3 to 5 years
Vehicles	5 years
Furniture and other equipment	5 to 7 years

Advertising Cost – Advertising costs are expensed in the period incurred.

Stock Options – Statement of Financial Accounting Standards (SFAS) No. 123, *"Accounting for Stock-Based Compensation,"* sets forth compensation recognition principles that are based on a fair value model. The Company has elected another alternative provided for under SFAS 123, which is to account for the activity under the Plan using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion 25, *"Accounting for Stock Issued to Employees."* Accordingly, compensation cost is not recognized in the financial statements for grants of stock options as all options granted under the Plan have an exercise price equal to the fair market value of the underlying stock at date of grant.

Had compensation cost for the Company's stock option plan been determined consistent with SFAS 123, net income would have been reduced to the pro forma amounts reflected below for the years ended December 31:

Years Ended December 31,	2004	2003	2002
Net Income, as reported	$ 3,258	$ 2,814	$ 2,178
Deduct: Compensation expense related to stock plans using fair value accounting, net of tax	517	173	-
Net Income, on a pro forma basis	$ 2,741	$ 2,641	$ 2,178

The weighted fair value of each option was $4.14 in 2004 and $3.30 in 2003 and were estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's stock options. The model is also sensitive to changes in assumptions, which can materially affect the fair value estimate. The following weighted – average assumptions were used to determine the fair value of options in the years 2004, 2003 and 2002.

Years Ended December 31,	2004	2003	2002
Dividend yield	0.00%	0.00%	n/a
Expected life	10 years	10 years	n/a
Expected volatility	0.00%	0.00%	n/a
Risk free interest rate	4.14% - 4.48%	4.01%	n/a

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Financial Instruments – Off-balance-sheet instruments - In the ordinary course of business, the Bank has entered into commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Comprehensive Income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings Per Share – Basic earnings per share computations are based on the weighted average number of shares outstanding during each year. Dilutive earnings per share reflects the additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued relate to outstanding options determined by the Treasury Method. Weighted average shares outstanding at December 31, 2002 included outstanding stock subscriptions as a result of the ongoing stock offering at December 31, 2002. During 2003, the stock subscriptions were converted to shares of common stock. The weighted average shares outstanding at December 31, 2004 and 2003 reflect the converted subscriptions and the additional stock issued.

Other Real Estate Owned – Other real estate owned represents properties acquired through foreclosure or deed taken in lieu of foreclosure. At the time of acquisition, these properties are recorded at fair value less estimated costs to sell. Expenses incurred in connection with operating these properties and subsequent write-downs, if any, are charged to expense. Gains and losses on the sales of these properties are credited or charged to income in the year of the sale.

Reclassification of Financial Statement Presentation – Certain reclassifications have been made to the 2003 and 2002 financial statements to conform with the 2004 financial statement presentation. Such reclassification had no effect on net income as previously reported.

NOTE 3 DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

The Bank had federal funds sold and cash on deposit with other commercial banks amounting to $11.2 million and $6.0 million at December 31, 2004 and 2003, respectively. Deposit amounts at other commercial banks may, at times, exceed federally insured limits.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and estimated fair value of securities are as follows:

(Dollars are in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2004				
Available for Sale				
U.S. Government Agencies	$ 5,700	$ -	$ 26	$ 5,674
Municipal Governments	100	1	-	101
Total Securities AFS	$ 5,800	$ 1	$ 26	$ 5,775
December 31, 2003				
Available for Sale				
U.S. Government Agencies	$ 10,612	$ 8	$ 6	$ 10,614
Municipal Governments	101	4	-	105
Total Securities AFS	$ 10,713	$ 12	$ 6	$ 10,719

During the month of December 2003, the Bank reclassified all securities from held to maturity to available for sale to provide additional liquidity. At December 31, 2004 and 2003, the Bank had not identified any securities as held to maturity.

The amortized cost and approximate fair value of securities available for sale that were in a loss position at December 31, 2004 are shown below.

		Gross Unrealized Losses		
December 31, 2004	Amortized Cost	Loss Position < 12 Months	Loss Position > 12 Months	Fair Values
U.S. Government Agencies	$ 5,700	$ 26	$ -	$ 5,674
Totals	$ 5,700	$ 26	$ -	$ 5,674

At December 31, 2004, the available for sale portfolio included 5 individual investments for which the fair market value was less than amortized cost. Management does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. These unrealized losses are primarily attributable to changes in interest rates resulting from market fluctuations. The Company has the ability to hold the securities contained in the previous table for the time necessary to recover the amortized cost.

The amortized cost and fair value of investment securities at December 31, 2004, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars are in thousands) Securities Available for Sale	Amortized Cost	Fair Value	Weighted Average Yield
Due in one year or less	$ 2,607	$ 2,602	2.44%
Due after one year through five years	3,193	3,173	2.50%
Total	$ 5,800	$ 5,775	2.47%

Investment securities with a carrying value of $3.1 million and $3.3 million at December 31, 2004 and 2003, were pledged to secure public deposits and for other purposes required by law.

The Bank, as a member of the Federal Reserve Bank and the Federal Home Loan Bank, is required to hold stock in each. These equity securities are restricted from trading and are recorded at a cost of $1.4 million as of December 31, 2004 and 2003, respectively.

NOTE 5 LOANS:

Loans receivable outstanding at December 31, are summarized as follows:

(Dollars are in thousands)	2004	2003
Commercial, financial and agricultural	$ 70,915	$ 58,593
Real estate - construction	11,332	7,258
Real estate - mortgages	255,925	185,191
Installment loans to individuals	45,395	44,396
Total Loans	$ 383,567	$ 295,438

The following is a summary of information at December 31, pertaining to nonperforming loans:

(Dollars are in thousands)	2004	2003
Principal:		
Nonaccrual Loans	$ 773	$ 539
Loans past due 90 days or more still accruing interest	115	26
Total Loans	$ 888	$ 565

At the end of 2004, impaired loans totaled $891 thousand with a valuation allowance of $4 thousand. Interest income not recognized on these loans was $75 thousand. The average investment in impaired loans was $81 thousand in 2004.

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of transactions in the allowance for loan losses is as follows:

(Dollars are in thousands)	2004	2003	2002
Balance, beginning of year	$ 2,432	$ 2,224	$ 1,793
Provision for loan losses	990	364	603
Recoveries of loans charged off	20	31	35
Loans charged off	(352)	(187)	(207)
Balance, End of Year	$ 3,090	$ 2,432	$ 2,224
Percentage of Loans	0.81%	0.82%	1.00%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment at December 31, are summarized as follows:

(Dollars are in thousands)	2004	2003
Land	$ 3,784	$ 2,960
Buildings and improvements	12,237	8,252
Furniture and equipment	7,481	4,909
Vehicles	344	248
Construction in progress	234	1,226
	24,080	17,595
Less accumulated depreciation	(4,677)	(3,304)
Bank Premises and Equipment	$ 19,403	$ 14,291

Depreciation expense for 2004, 2003 and 2002 was $1.4 million, $1.1 million, and $866 thousand respectively.

At December 31, 2004, construction in progress included the costs of buildings and land for new branches in Virginia at Bluefield and Esserville and in Piney Flats, Tennessee. Each location is anticipated to be complete and operational as full service branches during 2005 at an additional cost of $2.6 million. At December 31, 2003, construction in progress included the costs of buildings and land purchased for a new branch at Abingdon, Virginia and the operations center at Honaker, Virginia which have been completed and placed in service.

NOTE 8 OTHER TIME DEPOSITS:

The aggregate amount of time deposits with a minimum denomination of $100,000 was $79.9 million and $57.1 million at December 31, 2004 and 2003, respectively

At December 31, 2004, the scheduled maturities of certificates of deposit are as follows (dollars are in thousands):

2005	$ 229,759
2006	20,919
2007	19,684
2008	4,061
2009	2,810
After five years	-
Total	$ 277,233

NOTE 9 INCOME TAX EXPENSE:

The components of income tax expense for the years ended December 31, are as follows:

(Dollars are in thousands)	2004	2003	2002
Current expense	$ 1,437	$ 1,161	$ 643
Deferred expense (benefit)	245	286	435
Net Income Tax	$ 1,682	$ 1,447	$ 1,078

The deferred tax expense (benefit) resulting from temporary differences for the years ended December 31 is as follows:

(Dollars are in thousands)	2004	2003	2002
Organization and start-up cost	$ 2	$ 7	$ 19
Provision for loan losses	(257)	(105)	(149)
Depreciation	420	284	438
Deferred compensation expense	(29)	(23)	(27)
Unrealized accretion income	-	(4)	4
Net earnings on bank owned life insurance	114	126	165
Capitalized interest and repair expense	(5)	1	(15)
Deferred Income Tax Expense(Benefit)	$ 245	$ 286	$ 435

The net deferred tax assets and liabilities resulting from temporary differences as of December 31 are summarized as follows:

(Dollars are in thousands)	2004	2003	2002
Deferred Tax Assets:			
Organization and start-up cost	$ 7	$ 9	$ 17
Allowance for loan losses	970	713	608
Deferred compensation	80	51	27
Unrealized loss on securities			
Available for sale	9		
Capitalized interest and repair expense	24	19	20
Total Assets	1,090	792	672
Deferred Tax Liabilities:			
Accelerated depreciation	1,430	1,010	725
Unrealized accretion income	-	-	4
Unrealized gain on securities			
Available for sale	-	2	-
Net unrealized income on bank			
owned life insurance	406	292	166
Total Liabilities	1,836	1,304	895
Net Deferred Tax Asset (Liability)	$ (746)	$ (512)	$ (223)

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

(Dollars are in thousands)	2004	2003	2002
Income tax expense at the applicable federal rate	$ 1,680	$ 1,450	$ 1,107
Permanent differences resulting from:			
Nondeductible expenses	15	3	3
Tax exempt interest income	(63)	(17)	(15)
State income taxes less federal tax effect	32	12	7
Other adjustments	(18)	(1)	(24)
Income Tax Expense	$ 1,682	$ 1,447	$ 1,078

Certain deferred tax assets and deferred tax liabilities for 2002 have been restated to conform with amended tax returns filed. Current and deferred income tax expense for 2002 has also been reclassified due to the changes in deferred tax assets and liabilities.

NOTE 10 RELATED PARTY TRANSACTIONS:

During the year, officers and directors (and companies controlled by them) were customers of and had loan transactions with the Bank in the normal course of business which amounted to $10.7 million at December 31, 2004 and $7.9 million at December 31, 2003. During the year ended December 31, 2004, total principal additions were $11.0 million and principal payments were $10.7 million. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk. Total related party deposits held at the Bank were $11.7 million and $12.1 million at the end of years 2004 and 2003, respectively.

During the first quarter of 2004, the Bank finished construction of its branch location in Grundy, Virginia. The property was subdivided into condominiums. One unit was sold to Director Michael McGlothlin for a price of $375,000 to relocate his law practice. The Board of directors approved the transaction without participation by Director McGlothlin and he abstained from the vote.

NOTE 11 RETIREMENT PLANS:

The Company has established a qualified defined contribution plan which covers all full time employees. Under the plan the Company matches employee contributions up to a maximum of 5% of their salary. The Company contributed $264 thousand, $178 thousand, and $143 thousand to the defined contribution plan for 2004, 2003 and 2002, respectively.

In addition, in 2002, the Bank established a salary continuation plan for key executives, which is funded by single premium life insurance policies. Expenses related to the plan were $87 thousand, $69 thousand, and $0 for 2004, 2003, and 2002, respectively.

NOTE 12 COMMON STOCK:

On October 15, 2002, 1,200,000 shares of common stock were offered for sale by means of a prospectus to existing shareholders and to the general public in the states of Virginia, West Virginia and Tennessee only. The sale ended on February 07, 2003, after one 30 day extension from the original sale period. The total number of shares sold under the offering were 890,469.

NOTE 13 STOCK OPTION PLAN:

New Peoples' Stock Option Plan ("the Plan") was adopted on September 27, 2001. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of the Company by providing incentives to employees and directors that will promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. The Plan provides that options for up to 900,000 shares of the Company's common stock may be issued to employees and directors. The exercise price may not be less than 100% of the fair market value of the shares on the award date. Each award becomes exercisable in the event of a change in control of the Company. All options are subject to exercise or forfeiture if the Company's capital falls below its minimum requirements, as determined by its primary state or federal regulators. The Plan will expire on May 31, 2011, unless terminated earlier by the Board of Directors. At December 31, 2004, there were 378,500 additional shares available for grant under the Plan.

Information about stock options outstanding at December 31, 2004 follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 7.50	234,400	7.00 years	$ 7.50
$10.00	164,500	8.52 years	$10.00
$13.50	103,000	10.00 years	$13.50
Totals	501,900	8.11 years	$11.32

A summary of the status of the Company's stock option plan is presented below:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable, Beginning of year	319,966	$ 8.12	252,466	$ 7.50	256,000	$ 7.50
Granted	189,000	11.91	79,500	10.00	-	-
Exercised	7,066	7.85	(10,000)	7.50	(2,534)	7.50
Forfeited	-	-	(2,000)	7.50	(1,000)	7.50
Outstanding and exercisable, end of year	501,900	$ 11.32	319,966	$ 8.12	252,466	$ 7.50

NOTE 14 LEASING ACTIVITIES:

The Company's leasing activities consist of the leasing of land and buildings under agreements in which the Bank is lessee. These leases have been classified as operating leases.

The following is a schedule by years of future minimum rental payments required under non-cancelable operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

Year ending December 31:

2005	$ 50
2006	29
2007	8
2008	9
2009	9
Thereafter	51
Total minimum payments required	$ 156

Rental commitments of less than one year are not included in the above schedule. Rentals charged to operations under operating leases were $55 thousand, $46 thousand, and $21 thousand for the years ended 2004, 2003, and 2002, respectively.

NOTE 15 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of the Company is dividends paid by the Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2005, approximately $6.1 million was available for dividend distribution.

NOTE 16 AVAILABLE LINES OF CREDIT:

The Bank has federal funds lines of credit with correspondent banks totaling $20.4 million as of December 31, 2004. In addition, the Bank may borrow up to $65.3 million from the Federal Home Loan Bank which is secured by a blanket lien on residential real estate loans.

NOTE 17 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

(Dollars are in thousands)	2004	2003
Commitments to extend credit	$ 31,596	$ 22,080
Standby letters of credit	1,342	721

Commitments to extend credit are agreements to lend to a customer at either a fixed or variable interest rate as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE 18 CONCENTRATION OF CREDIT RISK:

The Company recognizes a concentration as any obligation, direct or indirect, of the same or affiliated interests which represent 25% or more of its capital structure, or $9.0 million as of December 31, 2004. Certain concentrations may pose credit risk. Note 5 shows the types of loans made by the Bank. A substantial portion of the Bank's loans are secured by real estate. The Bank does not have any significant concentrations to any one industry or customer. Through periodic credit analyses, management monitors concentrations to assess and mitigate potential losses that may arise.

NOTE 19 REGULATORY MATTERS:

The Company and the Bank are subject to various capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of August 30, 2004, the most recent date of notification, the Commonwealth of Virginia State Corporation Commission Bureau of Financial Institutions categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the table as of December 31, 2004 and 2003, respectively.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:						
Total Capital to Risk Weighted Assets						
The Company	$ 50,205	13.72%	$ 29,272	8%	$ N/A	N/A
The Bank:	37,475	10.31%	29,088	8%	36,361	10%
Tier 1 Capital to Risk Weighted Assets:						
The Company	47,115	12.88%	14,636	4%	N/A	N/A
The Bank	34,385	9.46%	14,544	4%	21,816	6%
Tier 1 Capital to Average Assets:						
The Company	47,115	10.64%	17,708	4%	N/A	N/A
The Bank	34,385	8.00%	17,189	4%	21,487	5%
December 31, 2003:						
Total Capital to Risk Weighted Assets:						
The Company	$ 35,233	13.10%	$ 21,510	8%	$ N/A	N/A
The Bank	31,346	11.66%	21,510	8%	26,887	10%
Tier 1 Capital to Risk Weighted Assets:						
The Company	32,801	12.20%	10,755	4%	N/A	N/A
The Bank	28,914	10.75%	10,755	4%	16,132	6%
Tier 1 Capital to Average Assets:						
The Company	32,801	9.29%	14,122	4%	N/A	N/A
The Bank	28,914	8.19%	14,122	4%	17,652	5%

NOTE 20 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value. Estimated fair value and the carrying value of financial instruments at December 31, 2004 and 2003, are as follows:

(Dollars are in thousands)	December 31, 2004 Estimated Fair Value	December 31, 2004 Carrying Value	December 31, 2003 Estimated Fair Value	December 31, 2003 Carrying Value
Financial Assets				
Cash and due from bank	$ 15,281	$ 15,281	$ 8,746	$ 8,746
Federal funds sold	2,124	2,124	3,327	3,327
Investment securities	5,775	5,775	10,719	10,719
Equity securities (restricted)	1,441	1,441	1,365	1,365
Loans	384,672	383,567	297,287	295,438
Accrued interest receivable	2,272	2,272	1,896	1,896
Life insurance investments	8,694	8,694	8,359	8,359
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	45,924	45,924	33,296	33,296
Interest-bearing	21,518	21,518	19,802	19,802
Savings deposits	43,445	43,445	40,418	40,418
Time deposits	277,608	277,233	216,321	214,705
Accrued interest payable	891	891	496	496
Trust preferred securities	11,341	11,341	-	-

The carrying value of cash and due from banks, federal funds sold, interest-bearing deposits, deposits with no stated maturities, trust preferred securities and accrued interest approximates fair value. The estimated fair value of investment securities was based on closing market prices. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the months of December 2004 and 2003.

NOTE 21 TRUST PREFERRED SECURITIES:

On July 7, 2004, the Company completed the issuance of $11.3 million in floating rate trust preferred securities offered by its wholly owned subsidiary, NPB Capital Trust I. The proceeds of the funds are being used for general corporate purposes which may include capital management for affiliates, retirement of indebtedness and other investments. Under the terms of the subordinated debt transaction, the securities mature in 30 years and are redeemable, in whole or in part, without penalty, at the option of the Company after five years. Due to the ability to defer interest and principal payments for 60 months without being considered in default, the regulatory agencies consider the trust preferred securities as Tier 1 capital. The securities have a floating rate of 3 month LIBOR plus 260 basis points, which resets quarterly, with a current rate at December 31, 2004 of 4.67%.

NOTE 22 RECENT ACCOUNTING DEVELOPMENTS:

In December 2003, the FASB revised Interpretation No. 46, "Consolidation of Variable Interest Entities" issued in January 2003 ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities (VIEs) that either (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest. FIN 46 (R) introduced a new scope exception for certain types of entities that qualify as a "business" as defined in FIN 46 (R) , revised the method of calculating expected losses and residual returns for determination of the primary beneficiary and included new guidance for assessing variable interests. No new consolidation was required as a result of applying FIN 46 or FIN 46 (R). The implementation of FIN 46 (R) did not have and is not expected to have a significant impact on the financial condition or results of operations of the Company.

In March 2004, the FASB's Emerging Issues Task Force ("EITF"), reached consensus on EITF 03-01, "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The guidance applies to certain debt and equity securities within the scope of SFAS No. 115. EITF 03-01 provides that investments that have declined in value due to credit concerns or to changes in the interest rate environment and/or sector spreads must be recorded as other-than-temporarily impaired, unless the investor can demonstrate the positive ability and intent to hold such securities until a forecasted recovery of fair value or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less that twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 were to be effective September 30, 2004, however, the FASB issued FASB Staff Position EIFT 03-01-1, which deferred the effective date until further implementation guidance could be established. Management will continue to monitor changes in the guidance and evaluate the impact of initial adoption on the financial condition and results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment (Revised 2004)" (SFAS 123 (R)"). SFAS 123 (R) replaces SFAS 123 and supercedes APB Opinion Number 25. This standard requires all entities to recognize compensation expense in an amount equal to the grant date fair value of stock options and other share-based payments. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123 (R) as of the first interim or annual reporting period that begins after June 15, 2005. This statement is to be applied using a modified version of prospective application. Compensation expense is required to be recorded (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, the Company may elect to adopt SFAS 123(R) by adjusting previously issued financial statements on a basis consistent with the amounts of the expense previously calculated and reported in the pro forma disclosures that had been required by SFAS No. 123. Management has not completed its evaluation of the effect of adoption of SFAS 123 (R), but believes that the effect will be consistent with the application in its pro forma disclosures that had been required by SFAS No. 123.

NOTE 23 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
(In Thousands)

	2004	2003
ASSETS		
Due from banks	$ 10,507	$ 3,785
Investment in subsidiaries	35,039	28,987
Premises and fixed assets	2,163	-
Other assets	323	42
Total Assets	$ 48,032	$ 32,814
LIABILITIES		
Accrued interest payable	$ 121	$ -
Accrued expenses and other liabilities	60	9
Due to subsidiaries	412	-
Trust preferred securities	11,341	-
Total Liabilities	$ 11,934	$ 9
Common stock - $ 2.00 par value, 12,000,000 shares authorized; 6,910,069 and 6,903,003 shares issued and outstanding for 2004 and 2003, respectively	13,820	13,806
Paid-in-Surplus	13,118	13,076
Retained earnings	9,177	5,919
Accumulated other comprehensive income (loss)	(17)	4
Total Stockholders' Equity	36,098	32,805
Total Liabilities and Stockholders' Equity	$ 48,032	$ 32,814

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003
AND ONE MONTH ENDED DECEMBER 31, 2002
(Dollars in Thousands)

	2004	2003	2002
Income			
Dividends from subsidiaries	$ -	$ -	$ -
Miscellaneous income	28	-	-
Undistributed income from subsidiaries	3,331	2,872	2,194
Total Income	3,359	2,872	2,194
Expenses			
Trust preferred securities interest expense	232	-	-
Legal fees	42	7	-
Accounting fees	69	45	-
Other operating expenses	15	36	-
Shareholder related expenses	26	-	24
Total Expenses	384	88	24
Income before Income Taxes	2,975	2,784	2,170
Income Tax Benefit	283	30	8
Net Income	$ 3,258	$ 2,814	$ 2,178

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003
AND THE ONE MONTH ENDED DECEMBER 31, 2002
(Dollars and Shares in Thousands)

	2004	2003	2002
Cash Flows From Operating Activities:			
Net Income	$ 3,258	$ 2,814	$ 2,178
Adjustments to reconcile net income to net cash used in operating activities:			
Income of subsidiaries	(3,331)	(2,872)	(2,194)
Net change in:			
Other assets	(281)	(22)	(17)
Other liabilities	584	(4)	5
Net Cash Used in Operating Activities	230	(84)	(27)
Cash Flows From Investing Activities:			
Payments for the purchase of property	(2,164)	-	-
Investment in subsidiary	(2,400)	(2,772)	(2,250)
Net Cash Used in Investing Activities	(4,564)	(2,772)	(2,250)
Cash Flows From Financing Activities:			
Net proceeds from common stock offering	-	3,431	5,393
Net proceeds for trust preferred securities	11,000	-	-
Exercise of stock options	56	75	19
Net Cash Provided by Financing Activities	11,056	3,506	5,412
Net Increase in Cash and Cash Equivalents	6,722	650	3,135
Cash and Cash Equivalents, Beginning of Year	3,785	3,135	-
Cash and Cash Equivalents, End of Year	$ 10,507	$ 3,785	$ 3,135

NOTE 24 SELECTED QUARTERLY INFORMATION (UNAUDITED):

	2004 Quarters			
(Dollars and shares in thousands)	Fourth	Third	Second	First
Income statement				
Interest income	$ 6,659	$ 6,223	$ 5,904	$ 5,479
Interest expense	1,962	1,719	1,445	1,345
Net interest income	4,697	4,504	4,459	4,134
Noninterest income	711	642	723	482
Total revenue	5,408	5,146	5,182	4,616
Provision for credit losses	370	220	280	120
Noninterest expense	4,047	3,711	3,343	3,321
Income before income taxes	991	1,215	1,559	1,175
Income tax expense	373	375	532	402
Net income	618	840	1,027	773
Average common shares issued and outstanding	6,909	6,909	6,906	6,905
Average diluted common shares issued and outstanding	7,067	7,054	7,036	7,002
Period end balance sheet				
Total loans and leases	$ 383,567	$ 366,427	$ 347,398	$ 324,029
Total assets	437,751	418,762	394,201	368,334
Total deposits	388,120	369,644	345,524	329,545
Total shareholders' equity	36,098	35,494	34,619	33,606

(Dollars and shares in thousands)	2003 Quarters Fourth	Third	Second	First
Income statement				
Interest income	$ 5,384	$ 5,102	$ 4,838	$ 4,632
Interest expense	1,459	,610	1,597	1,666
Net interest income	3,925	3,492	3,241	2,966
Noninterest income	503	491	440	373
Total revenue	4,428	3,983	3,681	3,339
Provision for credit losses	-	30	174	160
Gains (losses) on sales of securities	(5)	-	-	-
Noninterest expense	3,132	2,798	2,608	2,268
Income before income taxes	1,296	1,155	899	911
Income tax expense	447	394	306	300
Net income	849	761	593	611
Average common shares issued and outstanding	6,903	6,901	6,898	6,801
Avg. diluted common shares issued and outstanding	6,971	6,970	6,968	6,871
Period end balance sheet				
Total loans and leases	$ 295,438	$268,745	$ 250,942	$ 234,170
Total assets	342,508	348,672	328,262	303,335
Total deposits	308,221	314,966	295,800	271,330
Total shareholders' equity	32,805	31,953	31,155	30,562

Audit Committee Members

John D. Cox
Charles H. Gent, Jr.
Harold Lynn Keene, Chairman
B. Scott White

Internal Auditors

Lynn Street, Director of Internal Audit
Cathy Hale
Linda Boyd

Corporate Officers

Kenneth D. Hart
President & Chief Executive Officer

Frank Sexton, Jr.
Executive Vice President & Chief Operating Officer

C. Todd Asbury
Senior Vice President & Chief Financial Officer

External Auditors

Brown, Edwards and Company, LLP
Bluefield, West Virginia 24701

Investor Relations

Stock Transfer Agent - New Peoples Bank, Inc.
67 Commerce Drive
Honaker, Virginia 24260
Any questions regarding stock may be directed to Brenda Pritt, Investor Relations at 1-276-873-7034.

Upon written request to C. Todd Asbury, Senior Vice President and CFO, 67 Commerce Drive, Honaker, Virginia 24260, the 2004 Annual Report on Form 10-K will be provided at no charge.

Internet Address

www.newpeoplesbank.com

24 Hour Banking Number

1-866-OUR-BANK or
1-276-873-6191

Corporate Counsel

Troutman Sanders LLP
Richmond, Virginia 23219

NPB Financial Services Inc.

1-276-628-7032
Abingdon, Virginia

Corporate Headquarters

67 Commerce Drive
Post Office Box 1810
Honaker, Virginia 24260
Telephone Number: 1-276-873-7000

20 Convenient Locations

Abingdon Branch Office

350 West Main Street
Abingdon, Virginia 24210
(276) 628-2543

Big Stone Gap Branch Office

419 Shawnee Avenue, East
Big Stone Gap, Virginia 24219
(276) 523-6600

Bristol Commonwealth Branch Office

75 Commonwealth Avenue
Bristol, Virginia 24201
(276) 669-1044

Bristol Exit 7 Branch Office

2975 Lee Highway
Bristol, Virginia 24202
(276) 466-5358

Castlewood Branch Office

102 Miners Drive
Castlewood, Virginia 24224
(276) 762-5620

Clintwood Branch Office

Route 83, Colley Shopping Center
Clintwood, Virginia 24228
(276) 926-5500

Davenport Branch Office

P.O. Box 56
Davenport, Virginia 24239
(276) 859-2411

Dungannon Branch Office

Main Street
Dungannon, Virginia 24245
(276) 467-2821

Gate City Branch Office

326 E. Jackson Street
Gate City, Virginia 24251
(276) 386-9300

Grundy Branch Office

US 460 East
Grundy, VA 24614
(276) 935-8800

Haysi Branch Office

402 Main Street
Haysi, Virginia 24256
(276) 865-5700

Honaker Main Office

53 Commerce Drive
Honaker, Virginia 24260
(276) 873-6288

Kingsport Branch Office

2600 N John B. Dennis Highway
Kingsport, Tennessee 37660
(423) 288-2660

Lebanon Branch Office

685 Northeast Main Street
Lebanon, Virginia 24266
(276) 889-5100

Norton Loan Office

Park Avenue Center
18 7th Street
Norton, Virginia 24273
(276) 679-3783

Pounding Mill Branch Office

Route 460 & 19
Pounding Mill, Virginia 24637
(276) 963-5800

Princeton Branch Office

1221 Stafford Drive
Princeton, West Virginia 24740
(304) 487-9800

Richlands Branch Office

2302 Second Street
Richlands, Virginia 24641
(276) 596-9250

Tazewell Branch Office

157 Tazewell Mall Circle
Tazewell, Virginia 24651
(276) 988-2300

Weber City Branch Office

131 US Highway 23 South
Weber City, Virginia 24290
(276) 386-6090

NEW PEOPLES BANK *Shares, Inc.*

www.newpeoplesbank.com


West Virginia
Map Legend
Princeton, WV
Grundy, VA
Bluefield, VA
Tazewell, VA
Haysi, VA
Pounding Mill, VA
Clintwood, VA
Davenport, VA
Richlands, VA
Honaker, VA
Esserville, VA
Cleveland, VA
Lebanon, VA
Big Stone Gap, VA
Castlewood, VA
Dungannon, VA
Gate City, VA
Abingdon, VA
Virginia
Weber City, VA
Bristol Exit 7, VA
Bristol Comm., VA
Kingsport, TN
Johnson City, TN
Tennessee

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